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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*
                               ------------------


                                   Argan, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.15
                         (Title of Class of Securities)

                                    746375104
                                 (CUSIP Number)

                                Richard A. Krantz
                               Robinson & Cole LLP
                                Financial Centre
                              695 East Main Street
                           Stamford, Connecticut 06901
                                 (203) 462-7505
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

--------------------------------------------------------------------------------

CUSIP No  746375104                                                 Page 2 of 14
--------------------------------------------------------------------------------

      (1) Names of reporting persons IRS Identification Nos. of above persons (entities only).
            MSR I SBIC, L.P.
--------------------------------------------------------------------------------

      (2)   Check the appropriate box if a member of a group (see instructions)

            (a)   |_|
            (b)   |_|
--------------------------------------------------------------------------------

      (3)   SEC use only
--------------------------------------------------------------------------------

      (4)   Source of funds (see instructions)
                                    WC
--------------------------------------------------------------------------------

      (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

      (6)   Citizenship or place of organization
                                    Delaware
--------------------------------------------------------------------------------
                     (7)   Sole Voting Power                 786,937

Number of            -----------------------------------------------------------
shares
beneficially         (8)   Shared Voting Power               0
owned by each        -----------------------------------------------------------
reporting
person with:         (9)   Sole Dispositive Power            786,937
                     -----------------------------------------------------------

                     (10)  Shared Dispositive Power          0
--------------------------------------------------------------------------------

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                    786,937
--------------------------------------------------------------------------------

      (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                    |_|
--------------------------------------------------------------------------------

      (13)  Percent of Class Represented by Amount in Row (11)
                                    17.2%
--------------------------------------------------------------------------------

      (14)  Type of Reporting Person (See Instructions)
                                    PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No  746375104                                                 Page 3 of 14
--------------------------------------------------------------------------------

      (1) Names of reporting persons IRS Identification Nos. of above persons (entities only).
            Tri-Lev LLC
--------------------------------------------------------------------------------

      (2)   Check the appropriate box if a member of a group (see instructions)

            (a)   |_|
            (b)   |_|
--------------------------------------------------------------------------------

      (3)   SEC use only
--------------------------------------------------------------------------------

      (4)   Source of funds (see instructions)
                                    WC
--------------------------------------------------------------------------------

      (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

      (6)   Citizenship or place of organization
                                    Connecticut
--------------------------------------------------------------------------------
                     (7)   Sole Voting Power                 3,000

Number of            -----------------------------------------------------------
shares
beneficially         (8)   Shared Voting Power               0
owned by each        -----------------------------------------------------------
reporting
person with:         (9)   Sole Dispositive Power            3,000
                     -----------------------------------------------------------

                     (10)  Shared Dispositive Power          0
--------------------------------------------------------------------------------

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                    3,000
--------------------------------------------------------------------------------

      (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                    |_|
--------------------------------------------------------------------------------

      (13)  Percent of Class Represented by Amount in Row (11)
                                    0%
--------------------------------------------------------------------------------

      (14)  Type of Reporting Person (See Instructions)
                                    OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No  746375104                                                 Page 4 of 14
--------------------------------------------------------------------------------

      (1) Names of reporting persons IRS Identification Nos. of above persons (entities only).
            MSR Advisors, Inc.
--------------------------------------------------------------------------------

      (2)   Check the appropriate box if a member of a group (see instructions)

            (a)   |_|
            (b)   |_|
--------------------------------------------------------------------------------

      (3)   SEC use only
--------------------------------------------------------------------------------

      (4)   Source of funds (see instructions)
                                    OO
--------------------------------------------------------------------------------

      (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

      (6)   Citizenship or place of organization
                                    Connecticut
--------------------------------------------------------------------------------
                     (7)   Sole Voting Power                 50,000(1)

Number of            -----------------------------------------------------------
shares
beneficially         (8)   Shared Voting Power               786,937(2)
owned by each        -----------------------------------------------------------
reporting
person with:         (9)   Sole Dispositive Power            50,000(1)
                     -----------------------------------------------------------

                     (10)  Shared Dispositive Power          786,937(2)
--------------------------------------------------------------------------------

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                    836,937(1)(2)
--------------------------------------------------------------------------------

      (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                    |_|
--------------------------------------------------------------------------------

      (13)  Percent of Class Represented by Amount in Row (11)
                                    18.1%
--------------------------------------------------------------------------------

      (14)  Type of Reporting Person (See Instructions)
                                    CO
--------------------------------------------------------------------------------

(1) 50,000 shares of Common Stock underlying warrants held by MSR Advisors, Inc.
(2) MSR Advisors, Inc. may be deemed to indirectly beneficially own 786,937 shares of Common Stock held directly by MSR I SBIC, L.P.

--------------------------------------------------------------------------------

CUSIP No  746375104                                                 Page 5 of 14
--------------------------------------------------------------------------------

      (1) Names of reporting persons IRS Identification Nos. of above persons (entities only).
            MSR I SBIC Partners, LLC
--------------------------------------------------------------------------------

      (2)   Check the appropriate box if a member of a group (see instructions)

            (a)   |_|
            (b)   |_|
--------------------------------------------------------------------------------

      (3)   SEC use only
--------------------------------------------------------------------------------

      (4)   Source of funds (see instructions)
                                    AF
--------------------------------------------------------------------------------

      (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

      (6)   Citizenship or place of organization
                                    Connecticut
--------------------------------------------------------------------------------
                     (7)   Sole Voting Power                 0

Number of            -----------------------------------------------------------
shares
beneficially         (8)   Shared Voting Power               786,937(1)
owned by each        -----------------------------------------------------------
reporting
person with:         (9)   Sole Dispositive Power            0
                     -----------------------------------------------------------

                     (10)  Shared Dispositive Power          786,937(1)
--------------------------------------------------------------------------------

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                    786,937(1)
--------------------------------------------------------------------------------

      (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                    |_|
--------------------------------------------------------------------------------

      (13)  Percent of Class Represented by Amount in Row (11)
                                    17.2%
--------------------------------------------------------------------------------

      (14)  Type of Reporting Person (See Instructions)
                                    OO
--------------------------------------------------------------------------------

(1) MSR I SBIC Partners, LLC may be deemed to indirectly beneficially own 786,937 shares of Common Stock held directly by MSR I SBIC, L.P.

--------------------------------------------------------------------------------

CUSIP No  746375104                                                 Page 6 of 14
--------------------------------------------------------------------------------

      (1) Names of reporting persons IRS Identification Nos. of above persons (entities only).
            Daniel A. Levinson
--------------------------------------------------------------------------------

      (2)   Check the appropriate box if a member of a group (see instructions)

            (a)   |_|
            (b)   |_|
--------------------------------------------------------------------------------

      (3)   SEC use only
--------------------------------------------------------------------------------

      (4)   Source of funds (see instructions)
                                    AF
--------------------------------------------------------------------------------

      (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

      (6)   Citizenship or place of organization
                                    U.S.
--------------------------------------------------------------------------------
                     (7)   Sole Voting Power                 5,000(1)

Number of            -----------------------------------------------------------
shares
beneficially         (8)   Shared Voting Power               839,937(2)
owned by each        -----------------------------------------------------------
reporting
person with:         (9)   Sole Dispositive Power            5,000(1)
                     -----------------------------------------------------------

                     (10)  Shared Dispositive Power          839,937(2)
--------------------------------------------------------------------------------

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                    844,937(1)(2)
--------------------------------------------------------------------------------

      (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                    |_|
--------------------------------------------------------------------------------

      (13)  Percent of Class Represented by Amount in Row (11)
                                    18.3%
--------------------------------------------------------------------------------

      (14)  Type of Reporting Person (See Instructions)
                                    IN
--------------------------------------------------------------------------------

(1)   5,000 shares of Common Stock underlying stock option held by Mr. Levinson.
(2) Mr. Levinson may be deemed to indirectly beneficially own (i) 786,937 shares of Common Stock held directly by MSR I SBIC, L.P., (ii) 3,000 shares of Common Stock held directly by Tri-Lev LLC and (iii) 50,000 shares of Common Stock underlying warrants held directly by MSR Advisors, Inc.

--------------------------------------------------------------------------------

CUSIP No  746375104                                                 Page 7 of 14
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

      This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.15 per share (the "Common Stock"), of Argan, Inc., a Delaware corporation (the "Issuer"), acquired from Issuer in a private offering (the "Private Offering") pursuant to that certain Stock Purchase Agreement by and between Issuer and MSR I SBIC, L.P. dated May 4, 2006 (the "Stock Purchase Agreement").

      The address of Issuer's principal office is One Church Street, Suite 302, Rockville, MD 20850.

ITEM 2.  IDENTITY AND BACKGROUND

      This Schedule 13D is being filed on behalf of MSR I SBIC, L.P., a Delaware limited partnership ("MSRI"), MSR Advisors, Inc. a Connecticut corporation ("MSRA"), MSR I SBIC Partners, LLC, a Connecticut limited liability company ("MSRI Partners"), Tri-Lev LLC, a Connecticut limited liability company ("Tri-Lev"), and Daniel A. Levinson, an individual and citizen of the United States ("Levinson" and, collectively with MSRI, MSRA, MSRI Partners and Tri-Lev, the "Reporting Persons").

      Appendix A attached hereto and incorporated herein by reference sets forth with respect to each general partner, executive officer and director of MSRI, MSRA, MSRI Partners and Tri-Lev the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship of such person.

      MSRI's principal business is to invest in small to mid-sized companies with less than $18,000,000 in net worth. The principal business address of MSRI is 8 Wright Street, Westport, Connecticut 06880.

      Tri-Lev's principal business is investing in a variety of investments. The principal business address of Tri-Lev is 8 Wright Street, Westport, Connecticut 06880.

      MSRA's principal business is to act as an investment counselor and portfolio manager of certain funds. The principal business address of MSRA is 8 Wright Street, Westport, Connecticut 06880.

      MSRI Partners' principal business is acting as the general partner of MSRI. The principal business address of MSRI Partners is 8 Wright Street, Westport, Connecticut 06880.

      Levinson's principal business is acting as the president of MSRA. Levinson's principal business address is 8 Wright Street, Westport, Connecticut 06880.

      None of the Reporting Persons or the individuals listed in Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

--------------------------------------------------------------------------------

CUSIP No  746375104                                                 Page 8 of 14
--------------------------------------------------------------------------------


      None of the Reporting Persons or the individuals listed in Appendix A has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On May 8, 2006, Issuer issued to MSR I SBIC, L.P. 240,000 shares of its common stock pursuant to a certain Stock Purchase Agreement dated as of May 4, 2006. MSR I SBIC, L.P. is an entity ultimately controlled by Levinson. Accordingly, Levinson may be deemed to beneficially own 786,937 shares of common stock held by MSR I SBIC, L.P. (including the 240,000 shares issued to MSR SBIC I, L.P. on May 8, 2006) as well as (i) 3,000 shares of common stock held by Tri-Lev LLC, (ii) 50,000 shares of common stock underlying warrants held by MSR Advisors, Inc. and (iii) 5,000 shares of common stock underlying a stock option held by Levinson. The source of funds for the purchase of the 240,000 shares of common stock was working capital of MSR I SBIC, L.P.

ITEM 4.  PURPOSE OF TRANSACTION

      The Common Stock has been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business. Levinson participates directly in the management of the Issuer through representation on the Issuer's Board of Directors (the "Board") by virtue of Levinson's appointment to fill a vacancy on the Board effective as of May 1, 2003.

      The Reporting Persons intend to review the investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately-negotiated transactions. Similarly, depending on market conditions and other factors, the Reporting Persons may determine to dispose of some or all of the securities currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

      Except as set forth above, the Reporting Persons have not formulated any plans or proposals that relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

--------------------------------------------------------------------------------

CUSIP No  746375104                                                 Page 9 of 14
--------------------------------------------------------------------------------

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the Board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of the securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j)   Any action similar to any of those listed above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) and (b) As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own up to 844,937 shares of Common Stock, representing in the aggregate approximately 18.3% of the outstanding shares of Common Stock, based on (i) the number of shares of Common Stock reported to be outstanding as of December 12, 2005, in the Issuer's Quarterly Report on Form 10-QSB for the period ended October 31, 2005, as filed with the Securities and Exchange Commission (the "SEC") on December 14, 2005, together with (ii) an aggregate of 760,000 shares of Common Stock issued by the Issuer on or about May 8, 2006 (including 240,000 shares of Common Stock which are the subject of this Schedule 13D), (iii) 50,000 shares underlying warrants and (iv) 5,000 shares underlying a stock option. The table below sets forth the number of shares of Common Stock that may be deemed to be directly and indirectly beneficially owned by each Reporting Person. Each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned by any other Reporting Person.

      Due to their relationship with one another, the Reporting Persons may be deemed to constitute a "group" under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to their beneficial ownership of the shares of Common Stock, warrants and stock option. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this
Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the shares of Common Stock or warrants held by any other Reporting Person.

--------------------------------------------------------------------------------

CUSIP No  746375104                                                Page 10 of 14
--------------------------------------------------------------------------------

                    Number of Shares                                                      Aggregate        Percentage
                    With Sole Voting               Number of Shares With                  Number of         of Class
     Reporting       and Dispositive                   Shared Voting                        Shares        Beneficially
      Persons             Power                    and Dispositive Power              Beneficially Owned     Owned
                              Underlying
                              Warrants or                         Underlying
                Common Stock    Options       Common Stock    Warrants or Options
Tri-Lev                3,000            0                0                      0                  3,000             0%

MSRI                 786,937            0                0                      0                786,937          17.2%

MSRI Partners              0            0          786,937(1)                   0                786,937          17.2%

MSRA                       0       50,000(2)       786,937(3)                   0                836,937          18.1%

Levinson                   0        5,000(4)       789,937(5)              50,000(6)             844,937          18.3%

(1) MSRI Partners may be deemed to indirectly beneficially own 786,937 shares of common stock held directly by MSRI.
(2) Common Stock underlying warrants held by MSRA. Warrants are exercisable until December 31, 2012.
(3) MRSA may be deemed to indirectly beneficially own 786,937 shares of common stock held directly by MSRI.
(4) Common Stock underlying stock option held by Mr. Levinson. The option is exercisable until June 19, 2013.
(5) Mr. Levinson may be deemed to indirectly beneficially own 786,937 shares of common stock held by directly MSRI and 3,000 shares of common stock held directly by Tri-Lev.
(6) Mr. Levinson may be deemed to indirectly beneficially own 50,000 shares of common stock underlying warrants held directly by MSRA. See Note (2).

      (c) Other than as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions involving the Common Stock or the warrants in the 60 days prior to filing this Schedule 13D.

      (d) No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

      (e)   Not applicable.

--------------------------------------------------------------------------------

CUSIP No  746375104                                                Page 11 of 14
--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.

ITEM 7.  MATERIAL FILED AS EXHIBITS

   1. Joint Filing Agreement, dated May 9, 2003.*

   2. Power of Attorney, dated May 9, 2003.**

* Incorporated by reference to Exhibit 1 to the Reporting Person's Schedule 13D filed with the Securities and Exchange Commission on May 9, 2003.

** Incorporated by reference to Exhibit 2 to the Reporting Person's Schedule 13D filed with the Securities and Exchange Commission on May 9, 2003.

--------------------------------------------------------------------------------

CUSIP No  746375104                                                Page 12 of 14
--------------------------------------------------------------------------------


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated May 18, 2006

                         MSR I SBIC, L.P.
                         By:  MSR I SBIC Partners, LLC, its general partner
                         By:  MSR Advisors, Inc., its Manager

                         By: /s/ Daniel Levinson
                             -------------------
                         Name: Daniel Levinson
                         Title: President

                         Tri-Lev LLC

                         By: /s/ Daniel Levinson
                             -------------------
                         Name: Daniel Levinson
                         Title: Managing Member

                         MSR Advisors, Inc.

                         By: /s/ Daniel Levinson
                             -------------------
                         Name: Daniel Levinson
                         Title: President

                         MSR I SBIC Partners, LLC

                         By: /s/ Daniel Levinson
                             -------------------
                         Name: Daniel Levinson
                         Title: Managing Member



                         /s/ Daniel Levinson
                         -------------------
                         Daniel Levinson

--------------------------------------------------------------------------------

CUSIP No  746375104                                                Page 13 of 14
--------------------------------------------------------------------------------

                                   APPENDIX A

MSR I SBIC, L.P.

       NAME/PLACE OF CITIZENSHIP             POSITION WITH MSR I SBIC, L.P.
MSR I SBIC Partners, LLC                 General Partner


MSR I SBIC Partners, LLC:     General Partner of MSR I SBIC, L.P.

Each of the listed individuals is a resident of the United States and has his business address at 8 Wright Street, Westport, Connecticut 06880.

 NAME/PLACE OF               POSITION WITH MSR I SBIC          PRINCIPAL
  CITIZENSHIP                    PARTNERS, LLC           OCCUPATION/BUSINESS

Daniel A. Levinson         Managing Member              President of MSR
                                                        Advisors, Inc.

MSR Advisors, Inc.         Manager                      Investment Counselor
                                                        and Portfolio Manager

Marshall Kiev              Member                       Secretary of MSR
                                                        Advisors, Inc.

David Schneider            Member                       Employee of MSR
                                                        Advisors, Inc.

Mark Bates                 Member                       Employee of MSR
                                                        Advisors, Inc.


MSR Advisors, Inc.:     Investment Advisor to MSR I SBIC, L.P. and Manager of
                        Tri-Lev LLC and MSR I SBIC Partners, LLC

Each of the listed persons is a resident of the United States and has his business address at 8 Wright Street, Westport, Connecticut 06880. Unless otherwise noted, each of the listed persons' position with MSR Advisors, Inc. is also his principal occupation.

       NAME/PLACE OF CITIZENSHIP            POSITION WITH MSR ADVISORS, INC.

Daniel A. Levinson                       Sole Shareholder/President

Michael Tamulis                          Chief Financial Officer

Marshall Kiev                            Secretary

--------------------------------------------------------------------------------

CUSIP No  746375104                                                Page 14 of 14
--------------------------------------------------------------------------------

TRI-LEV LLC

Each of the listed persons is a resident of the United States and has a business address at 8 Wright Street, Westport, Connecticut 06880.

   NAME/PLACE OF      POSITION WITH        PRINCIPAL             PRINCIPAL
    CITIZENSHIP       TRI -LEV LLC    OCCUPATION/BUSINESS  BUSINESS/RESIDENTIAL
                                                                  ADDRESS

Daniel A. Levinson  Managing Member   President of MSR
                                      Advisors, Inc.

MSR Advisors, Inc.  Manager           Investment
                                      Counselor and
                                      Portfolio Manager

Jonathan Levinson   Member            Private Investor     75 Dorchester Road,
                                                           Scarsdale, New York
                                                           10583

Deborah Weber       Member            Homemaker            220 Mulbury Road,
                                                           Orange, Connecticut
                                                           06477